UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)
U.S. ENERGY SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.01per share
(Title of Class of Securities)
902951 10 2
(CUSIP Number)
March 26, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☒      Rule 13d-1(c)

         ☐      Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	902951 10 2	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Howard Muchnick

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,515,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,515,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	902951 10 2	13G	Page	3	of	5

Item 1.

(a) Name of Issuer

U.S. Energy Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices

750 Lexington Avenue, 15th Floor, New York, NY 10022

Item 2.

(a) Name of Person Filing

 This Statement on Schedule 13G (the “Statement”) is filed by Howard Muchnick (the “Reporting Person”)

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Person is c/o Muchnick, Golieb & Golieb, P.C., 200 Park Avenue South, Suite 1700, New York, NY 10003.

(c) Citizenship

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number

902951 10 2

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for the Reporting Person hereto and is incorporated herein by reference.

CUSIP No.	902951 10 2	13G	Page	4	of	5

On February 21, 2007, Nakash Energy, LLC entered into a Loan Agreement with Henry Schneider, pursuant to which Nakash Energy loaned $4,731,388 to Mr. Schneider (the “Loan”).  In order to induce Nakash Energy to enter into the Loan Agreement, Mr. Schneider entered into a Pledge Agreement with Nakash Energy, pursuant to which he pledged 1,515,700 shares of his Common Stock of the Issuer (the “Pledged Shares”) as collateral security for his obligation to repay the Loan.  Pursuant to the Loan Agreement, Nakash Energy has the right to vote the Pledged Shares so long as they are held in escrow under the Pledge Agreement.

On March 26, 2007 (the “Effective Date”), Nakash Energy, LLC appointed and granted Howard Muchnick an irrevocable proxy to vote the Pledged Shares so long as they are held in escrow under the Pledge Agreement.  Mr. Muchnick disclaims any beneficial ownership of the Pledged Shares, except to the extent of any pecuniary interest he may be deemed to have therein.

Based upon information received from the Issuer, as of the Effective Date, the Issuer had 19,250,208 shares of Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	902951 10 2	13G	Page	5	of	5
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

/s/ Howard Muchnick
Howard Muchnick